EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Small World Kids, Inc.

We consent to the use of our Independent Registered Public Accounting Firm Report dated March 5, 2004, incorporated in the Form 8-K of Small World Kids, Inc. filed with the Securities and Exchange Commission on June 4, 2004, covering the financial statements of Small World Toys, Inc. for each of the two years in the period ended December 31, to be included in this registration statement on Form S-8 to be filed with the Commission on approximately February 4, 2005.

We also consent to the reference to us as experts in matters of accounting and auditing in this registration statement.

Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California
February 4, 2005